Spartan Capital Securities LLC

45 Broadway, 19th Floor

New York, NY 10002

September 20, 2022

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jupiter Neurosciences, Inc.
Registration Statement on Form S-1
CIK No. 0001679628
SEC Registration No. 333-260183

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on September 16, 2022, in which we, as representative of the underwriters of the proposed offering, requested the acceleration of the effective date of the above-captioned Registration Statement for September 20, 2022 at 4:00 p.m. Eastern Time, in accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date. We will notify you once we are prepared to request acceleration of the effective date of the above-captioned Registration Statement.

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Very truly yours,

Spartan Capital Securities LLC

By:	/s/ Jason Diamond
Name:	Jason Diamond
Title:	Head of Investment Banking